ORKLA

P.O.Box 423 Skøyen, N-021
Telephone: +47-22 54 40
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 16 February 2007, in connection with Orkla`s option programme, 9,000 options were exercised at a strike price of NOK 135.00 and 3,334 options were exercised at a strike price of NOK 136.00.

Primary insider Karl Otto Tveter (SVP Legal Affairs Orkla ASA) exercised 3,000 options and at the same time sold 2,620 shares in the market at a price of NOK 423.13. After this transaction Tveter`s holding in Orkla ASA is 3,000 shares and 11,000 options.

A total of 1,910,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 186,400 synthetic options of the cash bonus programme.

Orkla holds 2,297,425 of its own shares.

Orkla ASA
Oslo, 19 February 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

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ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Birgitta Stymne Göransson

Birgitta Stymne Göransson, member of the Board of Orkla ASA, has on 19 February 2007 bought 500 shares in Orkla ASA at an average share price of NOK 430.00.

After this transaction, Birgitta Stymne Göransson and her close associates own 500 shares in Orkla ASA.

Orkla ASA
Oslo, 19 February 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

OPTIONS ISSUED

At the General Meeting on 27 April 2006, the Chairman of the Board of Directors presented an explanation of guidelines for remuneration of executive management and the Group's incentive programmes. The basic principle was that until the General Meeting in 2007 no options would be issued beyond the limit adopted by the Board of Directors in 2005. The Board is currently evaluating different types of long-term incentive arrangements, including an option programme with certain changes in the rules. The Board's assessments and proposals for a long-term incentive programme will be presented at the General Meeting on 19 April 2007.

In order to honour agreements previously entered into with executive management and in that connection conclude the existing option programme, 352,900 options were issued today within the limit for option awards adopted by the Board of Directors in 2005 and prior to that. The options have a strike price of NOK 469.70 and a term of six years, and may be exercised in the last three years.

Navn	Tildelt	Sum opsjoner etter transaksjon	Kontantbonus	Total	Aksjer pr close 15.2.2007
Erik R Barkald	3 000	19 000	3 000	22 000	520
Geir Aarseth	3 000	9 000	-	9 000	486
Fridthjof Røer	3 000	9 000	-	9 000	320
Ole Kristian Lunde	3 000	9 000	-	9 000	560
Pål Eikeland	4 000	18 000	-	18 000	
Tor Aamot	4 000	14 000	-	14 000	8 120
Frode S. Marthinsen	5 000	20 000	-	20 000	2 500
Karl Otto Tveter	4 000	14 000	-	14 000	2 620
Håkon Mageli	3 000	13 000	-	13 000	9 285
Jan Thomsen	6 000	6 000	-	6 000	120
Dag J Opedal	50 000	280 000	70 000	350 000	21 333
Roar Engeland	30 000	170 000	40 000	210 000	25 554
Ole Enger	7 900	47 900	-	47 900	120
Atle Vidar Johansen	7 500	21 000	-	21 000	2 520
John G Thuestad	12 000	22 000	-	22 000	120
Thomas Øybø	3 000	6 000	-	6 000	120

After these transactions a total of 1,922,936 options in Orkla have currently been issued and 186,400 synthetic options of the cash bonus programme.

Orkla holds 2,309,759 of its own shares.

Orkla ASA
Oslo, 19 February 2007

Contact:

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 19 February 2007, in connection with Orkla's option programme, 3,000 options were exercised at a strike price of NOK 135.00 and 2,000 options were exercised at a strike price of NOK 136.00.

Primary insider Pål Eikeland (SVP in Orkla ASA) exercised 3,000 options and at the same time sold 2,500 shares in the market at a price of NOK 429.68. After this transaction Eikeland's holding in Orkla ASA is 500 shares and 15,000 options.

A total of 1,905,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 186,400 synthetic options of the cash bonus programme.

Orkla holds 2,292,425 of its own shares.

Orkla ASA
Oslo, 20 February 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 20 February 2007, in connection with Orkla`s option programme, 3,000 options were exercised at a strike price of NOK 135.00.

Primary insider Geir Aarseth (SVP in Orkla ASA) exercised 3,000 options and at the same time sold 2,000 shares in the market at a price of NOK 432.36. After this transaction Aarsseth's holding in Orkla ASA is 1,486 shares and 6,000 options.

A total of 1,902,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 186,400 synthetic options of the cash bonus programme.

Orkla holds 2,289,425 of its own shares.

Orkla ASA
Oslo, 21 February 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END